MAIL STOP 3561

      June 21, 2005

Jeffrey Davidson, Chief Executive Officer
Key Hospitality Acquisition Corporation
1775 Broadway, Ste. 604
New York, NY  10019

Re:	Key Hospitality Acquisition Corporation
Registration Statement on Form S-1
Filed on May 17, 2005
File No. 333-125009

Dear Mr. Davidson,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. We may have further comment.

3. Please clarify whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in the Use of Proceeds section identifying such use. In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, the company would have to liquidate with a resulting loss being incurred by the holders of the company`s securities.

4. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, identify for us the names of blank check companies that have registered or are seeking to register firm commitment offerings and involve an officer, director, affiliate, underwriter or attorney of Key Hospitality Acquisition Corporation (Key Hospitality). For these other companies, tell us the Securities
Act form the companies` filed on; the file number of that filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format.
We may have further comment.

5. We note your disclosure that you do not have any business combination under consideration or contemplation. If management, the directors, or any affiliate, attorney, agent or other representative of the company has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, it would appear appropriate to disclose this information. Please revise or advise. Please see Instruction 6 to Item 504 of Regulation S-K.

Please advise whether Key Hospitality or persons acting on your behalf have had communications with possible target businesses or parties representing them. If yes, please describe those communications. Also, please explain whether those communications should be disclosed in the prospectus. If you do not believe disclosure is appropriate, please explain why.

Prospectus Cover Page

6. Please revise to clarify when separating trading will commence on this page.

Prospectus Summary, page 1

7. With respect to the promotional language that is used in this section, please refer to our comments in the business section and revise accordingly.

8. We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement "unless Maxim Group LLC
(Maxim) determines" otherwise. Please revise to elaborate on the noted disclosure. Discuss the factors that Maxim will consider in making the determination to allow earlier separate trading.

9. We note the disclosure that you will file a Form 8-K, including an audited balance sheet that will include the exercise of the over-allotment option "if" such option "is exercised prior to the filing" of the 8-K. Please revise to clarify if that implies you will not file an 8-K to disclose the exercise of the over-allotment option if such exercise is completed after the initial 8-K is filed.

Risk factors, page 6

10. In risk factor four, we note that you "will seek to have all" third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the "analysis" you will make and discuss the factors you would consider when deciding between a party that refuses to waive any interest verses a party that agrees to waive such interests.

11. Risk factor six appears to discuss two separate risks. One, being the risks associated with you utilizing a stock exchange and the other, the possibility you would incur debt in the business combination transaction. Please revise to discuss those two risks separately.

12. We note in risk factor seven that management has the ability to negotiate its retention (either in a management or consultant role) into any business combination. Please revise to include a risk factor to discuss the conflict of interest that arises with that ability.

13. The subheading to risk factor nine addresses the risk associated with any "future" affiliation of management. However, the narrative includes a discussion of the risk associated with management`s present affiliations. Please revise to discuss the risk associated with present affiliations in a separate risk factor.

14. In risk factor 15, please revise to clarify that because of the mandatory warrant purchases, existing shareholders interest in you could become substantially greater than the disclosed 20%.

15. Because it appears management may have the ability to negotiate the repayment of expenses in excess of the funds not held in trust, please revise to discuss the conflict of interest that arises with such ability.

16. We do not understand the inclusion of risk factor 25, which discusses the risks associated with subsequent acquisitions. Such disclosure appears speculative. Also, the risks associated with additional acquisitions subsequent an offering appear to affect most companies in general. Please revise to elaborate on this risk and how it is specific to your company or remove.

17. In risk factor 26, we note that you "expect" that sellers will retain responsibility and indemnify you against third party claims.
Please revise to clarify if that will be a term of the negotiations and if there is a possibility that you will acquire a company that will not provide adequate indemnification.

18. We note the lists of risks outlined in risk factor 27. Please avoid repetition of risks as it does not enhance the disclosure of this document. For example, the following listed items already appear in other risk factors:
* The "impact of war and terrorist activity" is discussed in risk factor 35.
* The risks associated with "domestic and international political and geopolitical conditions" are discussed in risk factor 36.
* The risks associated with "changes in travel and vacation patterns" are discussed in risk factor 34.
* The risks associated with "the availability of capital" are discussed in risk factor 29.
* The risks associated with "foreign exchange fluctuations." are discussed in risk factor 37.

19. Two of the listed items in risk factors 34 and 36 already appear in other risk factors. Please revise.

20. Risk factor 39 appears to be a risk that affects all companies.
Please revise to discuss how this risk is specific to your company or remove the risk factor.

21. Please revise to include a risk factor to address the possibility that management may target a company that may be affiliated with one or more of the initial stockholders, if true.

Use of Proceeds, page 17

22. We note that you have allocated $100,000 towards due diligence of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and identify who will perform it. If management will perform the all of the due diligence, does that mean you will not use any of the money allocated to due diligence?

23. Please revise to clarify which offering expenses have been paid by loaned funds and which amounts remain outstanding.



Proposed Business, page 22

24. We note that you believe there is currently a "favorable environment both for making an acquisition(s) and operating a target business(es)." Please revise to substantiate your belief. If the favorable environment is being inferred from the data you provide on page 23, please state so and discuss how such data substantiates your belief of a favorable environment.

25. We note you believe your expertise will "add value" to your stockholders. Please revise to define "add value." As such language appears promotional, please revise to elaborates on the basis for your beliefs.

26. We note that independent operators manage "diverse assets" and sometimes "own an equity position in the assets." Please revise to explain your use of the quoted phrases.

27. We note that you believe "current conditions" may offer
"significant opportunities." Please revise to elaborate on the quoted terms. What else does the "current conditions" consist of besides the growth figures you cited?

28. Please revise to define the phrase "real estate-related golf courses."

29. On page 25, we note your belief that there are "numerous acquisition candidates." Please revise to substantiate such disclosure or remove it as it is speculative.

30. We note the disclosure on page 25 that unaffiliated sources could inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities (not including the professional firms you may engage in the future) providing proposals will receive a finder fee and how that fee would be determined. In light of the fact that members of management are already affiliated with other companies and have not allocated a specific amount of time to your business plan, please revise to detail the activities management will undertake. Explain how management will conduct the search and subsequently perform due diligence on any target.

31. We note your discussion under the caption "Selection of a target business and structuring of a business combination." Because you are basically selling your plan to acquire an operating company and your management`s experience, please revise to elaborate on the factors you have listed and explain each in detail. Please advise if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please advise why such criteria should not be disclosed in your prospectus.

32. On page 26, we note that you will seek an opinion from an "independent investment banking firm" examining the fair market value of target companies only if your board is unable to determine the value independently. We also note that such opinion must be requested by stockholders. Please clarify how purchasers in the open market will be able to receive a copy of such report as it appears you will not include it with any document filed with the Commission.

33. We note your disclosure that you cannot assure investors "that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business." Please revise to reconcile with your disclosure on pages
23 and 24 which indicates that management has significant experience in your targeted industry.

34. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to the utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that:
(i)
the existing stockholders are allowed to make purchases of shares in the offering, in the open market subsequent to the offering and pursuant to the exercise of warrants; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.0083 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters.
We may have further comment.

35. Please revise to clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering that the existing stockholder could intentionally vote against the proposed business combination in order to retain the right to exercise his/her conversion rights in the event that the business combination transaction is approved (only majority approval is needed).

36. We note that you will maintain an office at 1775 Broadway, Suite
604 in New York and the cost for the space and your general and administrative services are $7,500 per month. In light of the fact that this space also serves as an office for Coqui Capital Partners,
Millbrook Press, Tremisis Energy Acquisition, and Orange Hospitality, please revise to discuss the basis for the $7,500 per month allocation.

Management, page 31

37. We note that W. Thomas Parrington focused on real estate investments and hotel consulting from 1998 to 2003. Please clarify if he was associated with any entity during that time.

38. Please revise to discuss Jeffrey Davidson`s activities from
1997
to 2000.

39. Throughout this section, you capitalize many words in an inconsistent manner. Please revise to limit the use of capitalization to actual names to maintain consistency.

40. We note that CB Richard Ellis and Insigna/ESG, Inc. are both
"premier" companies. Please revise to discuss what makes those companies premier.

41. We note your disclosure on page 34 discussing your attempt to "minimize potential conflicts of interest" by having management agree to present business opportunities to you prior to presentation to other entities. However, because such agreement is subject to "pre-existing" obligations, the agreement appears to be useless since the conflicts arise out of pre-existing relationships. Please advise of the usefulness of the noted disclosure.

42. In the last paragraph on page 34, we note that you will seek an opinion from an "independent investment banking firm" examining the fairness of potential business combination if the target company is affiliated with any of the existing stockholders. As this opinion appears separate from the one disclosed on page 26, please revise to clarify if the opinion will be disclosed in subsequent documents filed with the Commission and whether the independent firm will be a consenting expert.

43. Please revise to clarify if it is possible for management to receive any monetary compensation, directly or indirectly, from a potential target business after the consummation of a business combination.

Principal Stockholders, page 35

44. It appears from your disclosure towards the bottom of page 36, that the purpose of the mandatory open market warrant purchases is to
"demonstrate confidence in [your] ultimate ability to effect a business combination because the warrants will expire worthless" if you do not consummate a business combination. Please revise to discuss why the same purpose could not be accomplished with the existing shareholders purchasing warrants directly from the company.
Also, we do not understand how the purchases by Maxim accomplish the same purpose. Please advise. Additionally, revise to identify the
"certain affiliates or designees."

Certain Relationships and Related Transactions, page 37

45. We note your disclosure of initial shareholders. Please revise to identify which individuals are your promoters. Please refer to
Item 404(d) of Regulation S-K.

46. We do not understand your disclosure that the office space and other services you will acquire "may" come from an affiliate of Messrs. Davidson or Toledano. At the least the office space belongs to an affiliate. Please advise.

47. The last paragraph on page 37 appears speculative. Because the transactions discussed in that paragraph will occur in the future, we do not understand how you could assert that the terms will be those
"no less favorable" than available from unaffiliated third parties.
Please advise. Also, please advise if your discussion of loans in this paragraph complies with Section 402 of the Sarbanes-Oxley Act of
2002.

Underwriting, page 42

48. We note your disclosure that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a "specific maximum." Please revise to quantify that maximum.



Financial Statements

Note 5. Commitments and contingencies, F-10

49. Please disclose in a note to the financial statements the following commitments which are disclosed in other areas of your registration statement:

* The commitment to pay fees of 7% of the gross offering proceeds to
Maximum Group, LLC at the closing of the offering as disclosed on page 17.
* The commitment to pay Maximum Group, LLC a commission equal to
3%
of the exercise price for each warrant exercised during the period ending 18 months after the date of the prospectus if the exercise was solicited by the underwriters as disclosed on page 44.
* The commitment by the officers and directors that they or their affiliates will purchase within the first 40 days after the warrants have traded separately up to 1% of the gross proceeds of the offering, including the over-allotment in the public marketplace at prices not to exceed $1.20 per warrant as disclosed on page 36.

Other

50. Please provide a currently dated consent of the independent accountants in any amendment.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	Jeffery Schultz
	Fax #  (212) 983-3115

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Jeffrey Davidson, Chief Executive Officer
Key Hospitality Acquisitions Corporation
June 21, 2005
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